February 7, 2014

By EDGAR Transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Brian Cascio

Re:	Analogic Corporation
Form 10-K for the fiscal year ended July 31, 2013
Filed September 30, 2013
Form 10-Q for the quarterly period ended October 31, 2013
Filed December 10, 2013
File No. 0-6715

Ladies and Gentlemen:

On behalf of Analogic Corporation (“Analogic” or the “Company”), I am writing in response to comments contained in the letter dated January 28, 2014 (the “Letter”) from Brian Cascio of the staff of the Securities and Exchange Commission (the “Commission”). The responses set forth below are keyed to the numbering of the comments and the headings used in the Letter.

Item 4. Controls and Procedures, page 34

1.	We see that you include an assessment of internal control over financial reporting as of the quarter ended October 31, 2013. Under Item 308 of Regulation S-K and Exchange Act Rule 13a-15(c), you are only required to provide management’s assessment of internal control over financial reporting on an annual basis at the end of your fiscal year. Please tell us whether you performed a full assessment of internal control over financial reporting as of the quarter ended October 31, 2013. If a full assessment was not performed, please tell us why management’s assessment of internal control over financial reporting is presented in the Form 10-Q.

Response: Analogic did not perform a full assessment of internal control over financial reporting as of the quarter ended October 31, 2013. The referenced statement regarding management’s assessment of internal controls was inadvertently presented in the Form 10-Q.

2.	Please amend your Form 10-Q to provide management’s conclusion regarding the effectiveness of disclosure controls and procedures as of October 31, 2013. Refer to Item 307 of Regulation S-K and Exchange Act Rule 13a-15(b). Under the cited guidance, you are required to assess and disclose the effectiveness of disclosure controls and procedures as of the end of each quarter.

Response: Analogic acknowledges the requirement to assess and disclose the effectiveness of its disclosure controls and procedures at the end of each quarter. The requisite assessment was performed as of the quarter ended October 31, 2013. Please be advised that the omission of this information was inadvertent and that Analogic will amend its Form 10-Q consistent with your comment, and with the certifications of its principal executive officer and principal financial officer pursuant to Rule 13a-14(a)/15d-14(a), to include the following conclusions regarding the effectiveness of its disclosure controls and procedures: “Based on the evaluation of our disclosure controls and procedures as of October 31, 2013, our principal executive officer and principal financial officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.” Analogic intends to file such amendment to its Form 10-Q on or before February 7, 2014.

As you requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information or have additional comments, please do not hesitate to call me at (978) 326-4044.

Sincerely,

ANALOGIC CORPORATION

/s/ Michael L. Levitz

Michael L. Levitz

Senior Vice President, Chief Financial Officer and Treasurer